Exhibit 1.01

Exhibit 1.01 — Conflict Minerals Report of Resmed Inc.

For the Reporting Period from January 1, 2025 through

December 31, 2025

ResMed Inc., (“Resmed”) prepared this conflict minerals report for the reporting period from January 1, 2025 through December 31, 2025 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“rule”).

The rule requires Resmed to annually disclose information about the sources for tantalum, tin, tungsten, and gold (known as “3TG” or “conflict minerals”) that may be necessary to the manufacture or functionality of our products. This includes describing the due diligence we performed to determine the source and chain of custody of those minerals in our products, and whether they originated from the Democratic Republic of the Congo or adjoining countries. The rule applies to 3TG. The rule refers to 3TG as “conflict minerals” regardless of where they are sourced and regardless of whether they benefit or finance armed groups.

Part I. Company and Product Description

At Resmed, we pioneer innovative solutions that treat and keep people out of the hospital, empowering them to live healthier, higher-quality lives. Our digital health technologies and cloud-connected medical devices transform care for people with sleep apnea, chronic obstructive pulmonary disease, and other chronic diseases. Our comprehensive residential care software platforms support the professionals and caregivers who help people stay healthy in the home or care setting of their choice.

By enabling better care, our products improve quality of life, reduce the impact of chronic disease, and lower costs for consumers and healthcare systems in more than 140 countries.

Part II. Reasonable Country of Origin Inquiry

Resmed’s supply chain consists of multiple tiers. We purchase components or subassemblies from our suppliers, they purchase from their suppliers, and so on. Resmed sources components from hundreds of tier one suppliers. We are several tiers removed from the smelters, refiners and mining companies performing 3TG extraction and initial processing. To determine which suppliers provide us with components covered by the rule, we reviewed the product composition data of our products and examined whether our products contained 3TG that are necessary to their functionality or necessary to their production. For products that contained 3TG, or that we determined may have contained 3TG, we conducted a reasonable country of origin inquiry, designed to determine whether any of the necessary 3TG in our products originated or may have originated in a country covered by the rule, or came from recycled or scrap sources.

During calendar year 2025 Resmed continued a partnership with a third-party consultant and industry specialist to assist in carrying out our conflict minerals program. Where this report refers to ‘we’, it means either Resmed or its third-party consultant. We contacted in-scope suppliers to explain Resmed’s use of a third-party consultant to act on our behalf, collecting and analyzing 3TG information. We believe that working with an industry specialist allows for more efficient and accurate data gathering, provides an industry standard approach, and gives Resmed the ability to review supplier responses against an existing database of information.

We began our reasonable inquiry by contacting suppliers who sold us components or subassemblies that contained or that we determined may have contained necessary 3TG. Suppliers were requested to submit information using the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative, either by uploading the template or completing an online version provided by our third-party consultant. For the 2025 reporting period, we achieved a supplier response rate of approximately 98%.

During the 2025 reporting period, Resmed enhanced its scoping methodology to better identify suppliers and components with a higher likelihood of containing necessary 3TG. This refinement focused on higher-risk categories, including electronics, motor-related components, and assemblies incorporating electrical or metallic elements. As a result, the scope of suppliers and components surveyed reflects a more targeted and risk-focused population. Resmed believes this approach improves the accuracy, completeness, and reliability of the data collected and provides a more representative view of its supply chain risk profile.

Based on a review of our products and our reasonable inquiry, we have concluded in good faith that certain products of ours contain one or more 3TG that are necessary to their functionality or production. We elected to conduct due diligence on the source and chain of custody of the necessary 3TG in our products as set out below.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 30 2026

Part III. Due Diligence Program

A. Design of the due diligence framework

Our due diligence process is designed to conform, in all material respects, with the due diligence framework set forth in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, 2016, and the related Supplement on tin, tantalum, and tungsten and the related Supplement on gold. Our due diligence measures include actions to:

(i)	maintain strong company management systems,

(ii)	identify and assess risks in our supply chain,

(iii)	design and implement a strategy to respond to identified risks,

(iv)	review independent third-party audit of smelter and refiner due diligence practices, and

(v)	report annually on supply chain due diligence, to the extent the rule requires.

B. Due diligence measures performed

We performed the following due diligence measures during the reporting period.

OECD Step 1. Maintain strong company management systems

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We have a conflict minerals policy, which can be found on our corporate website: https://investor.Resmed.com/corporate-governance/governance-documents. The content of any website referred to in this report is not incorporated by reference into this report.

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Our supply agreement and supplier manual refer to the need for our suppliers to comply with the conflict minerals provision in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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We have a cross-functional conflict minerals team, composed of representatives from different business units, responsible for implementing and monitoring our conflict minerals program and the progress of our due diligence efforts.

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We maintain a system of controls and transparency of our supply chain facilitated by our use of the conflict minerals reporting template. We engaged relevant tier one suppliers, and requested information about their supply chain, including any sub-tier suppliers.

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Our third-party consultant’s website provided access to a conflict minerals resource center. This resource center was an additional educational tool that we made available to our suppliers to facilitate a deeper understanding of best practices and the conflict minerals program.

OECD Step 2. Identify and assess risks in the Resmed supply chain

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We conduct qualitative assessments of supplier responses to identify red flags listed in the OECD Guidelines, errors, inconsistencies and incompleteness. We follow-up with suppliers to provide us with responses and additional information if necessary.

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We compare smelters and refiners identified by our direct suppliers in their completed templates against the list of facilities on the Responsible Minerals Initiative’s website. We determine which of the smelters and refiners have received a “conformant,” or “active,” designation from the Responsible Minerals Initiative’s Responsible Minerals Assurance Process or “conflict free” designation from another independent third-party audit program.

OECD Step 3. Design and implement a strategy to respond to identified risks

•	We annually review our strategy and actions for responding to identified risks from the prior reporting period.

OECD Step 4. Review Independent Third-Party Audit of Smelter and Refiner’s Due Diligence Practices

•	We do not have direct relationships with 3TG smelters and refiners. Therefore, we do not audit the smelters and refiners our suppliers identify in their supply chains.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 30 2026

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We believe that audits of smelters’ and refiners’ due diligence practices conducted by the Responsible Minerals Initiative and other third parties are the best way to identify smelters and refiners with due diligence systems in place that promote responsible sourcing. We rely on industry efforts to influence and encourage smelters and refiners to be audited and to provide certifications through third parties.

OECD Step 5. Report annually on supply chain due diligence

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This Conflict Minerals Report and the Form SD are available on our website at https://investor.resmed.com/corporate-governance/governance-documents and are filed with the Securities and Exchange Commission. They constitute our annual disclosure on our supply chain due diligence.

Part IV. Results of Due Diligence for the Year Ended December 31, 2025

A. Identified smelters and refiners

Resmed is several tiers downstream from the smelters, refiners and mining companies performing 3TG extraction and initial processing. As we do not source, purchase or facilitate any 3TG materials, we rely on our tier-one suppliers to provide information regarding smelters and refiners in their supply chains. We acknowledge many of our tier one suppliers are also many tiers downstream and may not have the capability to directly validate raw materials associated with certain smelters or refineries for parts or products they may provide Resmed.

As a result of our due diligence process for the 2025 reporting period, Resmed’s suppliers identified 338 smelters or refiners (after removal of duplicates). We used information published by the Responsible Minerals Initiative (RMI), including the Responsible Minerals Assurance Process (“RMAP”)—an independent third-party audit program administered by the RMI that assesses smelter and refiner due diligence practices—as well as other independent third-party audit programs. Based on this information, a majority of these smelters were classified as conformant or participating in recognized audit programs. A summary of the RMAP audit status is set out in Table 1 below and a summary of smelter distribution by metal is set out in Table 2 below.

RMAP Audit Status	Number of Smelters	Definitions of RMAP Audit Status
Conformant	209	Independently assessed and found conformant with the relevant RMAP standard.
Active	9	Engaged in the RMAP program but not yet assessed as conformant
Non-Conformant	38	Independently assessed and found not conformant with the relevant RMAP standard.
Not Enrolled	82	Not Enrolled: Smelters and refiners that have not participated in the RMAP program; this category may include facilities with statuses such as outreach required, in communication, or under due diligence review.
Total	338

Table 1 – RMAP Audit Status summary

Metal	Number of Smelters
Gold	179
Tantalum	35
Tin	73
Tungsten	51

Table 2 – Smelter distribution by Metal

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 30 2026

B. Origins of Resmed’s necessary 3TG

Responding suppliers provided us with a list of smelters and refiners which were analyzed using data from our third-party service provider and the Responsible Minerals Initiative to determine potential country of origin.

Based on this analysis, certain smelters and refiners identified in our supply chain may source minerals from the Democratic Republic of the Congo (“DRC”) or adjoining countries, as well as from other conflict-affected and high-risk areas (“CAHRAs”). However, as described below, due to the nature of supplier declarations, Resmed is unable to determine whether any minerals from such sources are contained in Resmed products.

Due to the nature of the Conflict Minerals Reporting Template (CMRT), many suppliers provide company-level declarations rather than product-level information. As a result, while certain smelters identified in the supply chain are known to source from DRC or adjoining countries, or from other CAHRAs, Resmed is unable to determine whether these smelters are directly linked to the 3TG contained in Resmed products.

Resmed was unable to verify whether any of the necessary 3TG in products we manufactured or contracted for manufacture originated from one of the covered countries and are not from recycled or scrap sources. We are unable to determine whether our products contained 3TG that originated in the Democratic Republic of the Congo or adjoining countries. Therefore, we elected to conduct due diligence on the source and chain of custody of the necessary 3TG in our products.

C. Efforts to determine the 3TG’s mine or location of origin

Consistent with prior reporting periods, Resmed’s most reasonable effort to determine the origin of necessary 3TG is to seek information from its direct suppliers regarding the smelters and refiners in their supply chains and the origin of the minerals processed by those entities. Resmed requires its direct suppliers to complete the Conflict Minerals Reporting Template and performs follow-up activities where responses are incomplete, inconsistent, or require clarification.

D. Inherent Limitations on Due Diligence Measures

We purchase subassemblies and components from a supply network of many distributors and manufacturers globally. Each of our direct suppliers have their own supply chains. In some cases, we are at least six tiers removed from the smelters and refiners, and our direct suppliers are also several tiers removed from the smelters and refiners. This limits our ability to obtain reliable product level disclosure statements regarding the source and chain of custody of the necessary 3TG. Due to our position in the supply chain, we must rely on our direct and indirect suppliers to provide information about the source and chain of custody of our necessary 3TG.

We rely on information collected and provided by suppliers and on third-party audit programs, such as the RMAP, to assess smelter practices. These sources of information may be incomplete or inaccurate, and due diligence processes are inherently subject to these limitations.

E. Steps to be taken to Mitigate Risk and Improve Due Diligence

Resmed intends to continue enhancing its conflict minerals due diligence program in future reporting periods, which may include continuing to:

a.	enhance stakeholder awareness about responsible sourcing;

b.	work with our suppliers to obtain current, accurate, and complete information about their smelters and refiners of 3TG, and their origin; and

c.	leverage third-party service providers for improving data validation and supply chain transparency.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this conflict minerals report are forward-looking in nature and are based on Resmed management’s current expectations or beliefs. These forward-looking statements are subject to a number of uncertainties and other factors that may be outside of Resmed’s control and which could cause actual events to differ materially from those expressed or implied by the statements made in this report.

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